January 17, 2014

VIA EDGAR

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Radware Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 000-30324

Dear Mr. Krikorian:

Reference is made to the letter, dated December 13, 2013, to Mr. Roy Zisapel, Chief Executive Officer of Radware Ltd. (“Radware,” and together with its subsidiaries, “we” or the “Company”), setting forth the comments (the  “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2012, filed with the Commission on March 28, 2013 (the “2012 Annual Report”).

Set forth below are the responses of the Company to the comments of the Staff raised in the Comment Letter.  For your convenience, the Staff’s comments have been added below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

e. Bank deposits, page F-13

1.	Tell us what consideration you gave to including the disclosures required by ASC 320-10-5-0 for your bank deposits, including the geographic and credit concentrations of these investments, and the contractual maturities.

Radware Ltd., 22 Rauol Wallenberg Street, Tel Aviv 69710, Israel. Tel: 972-3-766 8666 /Fax: 972-3-766 8982

Stephen Krikorian
January 17, 2014

Response:

In considering what disclosure to include with regards to the geographic and credit concentration of the Company’s bank deposits, the Company concluded that there was minimal risk arising from geographic and credit concentration.

As of December 31, 2012, we had short-term and long-term bank deposits on a consolidated basis of $119.8 million. Of this amount, $75.5 million, or 63%, was deposited in major Israeli financial institutions, and $44.3 million, or 37%, was deposited in the United States branch of another major Israeli financial institution.  There were no material legal restrictions or other costs associated with the transfer of the Company’s funds between these financial institutions. Generally, our bank deposits can be redeemed upon demand and, therefore, management believed that they bore a low risk.  All the long-term bank deposits mature within two years.

The Company will include in future filings disclosure that the Company’s management believes that the financial institutions that hold the Company’s bank deposits are institutions with high credit standing located in the United States and Israel, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits.

Note 3 to Marketable Securities, page F-23

2.	Tell us what consideration you gave to disclosing the geographic and credit concentration of your marketable securities as required by ASC 320-10-50.

Response:

In considering what disclosure to include with regards to the geographic and credit concentration of the marketable securities in the Company’s investment portfolio, the Company concluded that there was minimal risk arising from geographic and credit concentration.

As of December 31, 2012, we had short-term and long-term marketable securities on a consolidated basis of $135.1 million. Of this amount, $85.1 million was invested in debt securities of foreign financial institutions and government debt securities (of which 41% was invested in debt securities issued by U.S. financial institutions, 32% was invested in debt securities issued by European financial institutions, 14% was invested in debt securities issued by financial institutions in other countries, 5% was invested in debt securities issued by the State of Israel, 3% was invested in debt securities issued by the United States and 4% was invested in debt securities issued by other countries), and $50.0 million was invested in corporate debt securities (of which 70% were debt securities issued by U.S. corporations and 30% were debt securities issued by non-U.S. corporations).  All of our marketable securities were deposited in financial institutions in the United States and consisted of a highly diverse portfolio.  The Company invests in debt securities that are rated A- and higher at the time of investment. No more than two percent of our total investment portfolio was invested in the debt securities of one issuer. All of these marketable securities can be sold upon short notice and, therefore management believed that minimal credit risk exists with respect to these investments.

The Company will include in future filings disclosure that the Company maintains a diverse portfolio of highly-rated securities and that management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists from geographic or credit concentration with respect to these securities.

Stephen Krikorian
January 17, 2014

Note 12. Taxes on Income, page F-35

3.	We note your disclosure on page F-29 that following the audits of the Company’s tax returns, the Israeli Tax Authority demanded payment of $4.3 million, $4.2 million, $6.8 million, and $2.2 million for 2004, 2005, 2006 and 2008, respectively. Please clarify whether you have recorded any unrecognized tax benefits relating to these positions, and the factors you considered in making this determination. Further, please clarify whether it is reasonably possible that the total amount of unrecognized tax benefits relating to these positions will significantly increase or decrease within 12 months, and what consideration you gave to providing an estimate of the range of the reasonably possible change or a statement that an estimate of the range cannot be made. We refer you to ASC 740-10-50-15.d. Tell us the factors you considered in forming your conclusion.

Response:

As disclosed on page 18 of our 2012 Annual Report, in December 2010, the Israeli Tax Authority issued orders with respect to the Company’s 2004 and 2005 tax returns challenging the Company's positions on several matters. In addition, in January 2012, the Israeli Tax Authority issued orders with respect to the Company’s 2006 and 2008 tax returns challenging the Company's positions on other matters.

As described on page F-20 of our 2012 Annual Report, we follow the U.S. GAAP guidance for uncertain tax positions within ASC 740, utilizing a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon final resolution of the audit process, including resolution of related appeals or litigation.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement with the taxing authority.

In accordance with the second step, we recorded unrecognized tax benefits of $802,000 (NIS 3 million) and $1,030,000 (NIS 3.8 million), with respect to 2004 and 2005, respectively, and included these amounts in our uncertain tax position liability as of December 31, 2012. This reflected our belief that our positions were supported by, and consistent with, applicable tax law, and were more likely than not to be sustained upon final resolution of the audit process.

As required by ASC 740-10-50-15d, we completed an analysis of each tax position to determine if it would be reasonably possible for an unrecognized tax benefit to significantly change within the next twelve months. At the time of the filing of our 2012 Annual Report, the Company had appealed the orders relating to the four tax years mentioned above with the Tel Aviv District court, and these appeals were pending. Based on the length of time expected for the appeals process and then the hearing in court, we concluded that no significant change in our uncertain tax positions was reasonably possible within the next twelve months.

In August 2013, following a compromise proposed by the Israeli Tax Authority, we reached a settlement with respect to our 2004, 2005, 2006 and 2008 tax returns. The settlement provided for a total payment by the Company of NIS 8.3 million ($2.3 million) with respect to 2004 and 2005 and no payments with respect to 2006 and 2008, which approximate the Company's estimate in our 2012 financial statements.  We will include disclosure regarding this settlement in our Form 20-F for fiscal year ended December 31, 2013.

Stephen Krikorian
January 17, 2014

4.	We note your disclosure that ASC 718 prohibits recognition of a deferred tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable, and that such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized. We also note your disclosure that the net change in valuation allowance primarily relates to stock option benefits and was accounted for as a credit to additional paid-in-capital. Please clarify your accounting for excess tax benefits and whether you have recognized any deferred tax assets relating to these benefits. We further note that your income tax rate reconciliation includes a benefit of $1.368 million relating to “utilization of tax losses and deferred taxes for which a valuation allowance was provided,” which appears to equal the change in valuation allowance. Please clarify the source of the income tax benefits realized, considering your disclosure that the change in valuation allowance primarily relates to stock option benefits which were accounted for as a credit to additional paid in capital. Tell us what consideration you gave to clarifying your disclosures.

Response:

We note the Staff's comment and wish to clarify the disclosure on page F-42 of our 2012 Annual Report.  As noted in our response to the Staff’s comment 5, the word “all” (in connection with our net operating loss carry-forwards which relate to excess tax deductions from stock options) was inadvertently included in this disclosure.  Radware’s subsidiaries in the United States have provided full valuation allowance in respect of deferred tax assets resulting from the carry forward of net operating losses relating to excess tax deductions from stock options prior to adoption of ASC 718 on January 1, 2007. ASC No. 718 prohibits recognition of a deferred tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable. Through December 31, 2012, our U.S. subsidiary had a U.S. federal loss carry-forward of $18,500,000 of which $12,000,000 related to excess tax deductions from stock options. The unrecognized deferred tax benefits related to excess tax deductions from stock options will be accounted for as a credit to additional paid-in-capital, if and when realized.

In 2012 we realized $372,000 of benefits related to excess tax deductions from stock options, which were accounted for as a credit to additional paid-in-capital.

The net change in the valuation allowance of $1,368,000 was due to utilization of operating tax losses and other temporary items for which a valuation allowance was provided. Similar disclosure will be clarified accordingly in future fillings.

5.	We note that you disclose that all net operating loss carry-forwards relate to excess tax deductions from stock options which have not yet been realized. However, you also disclose that the U.S. subsidiary has a federal loss carry forward of approximately $18.5 million, and an amount of $12 million of the net operating loss carry-forward relates to excess tax deductions from stock options. Please reconcile these statements.

We note the Staff's comment and wish to clarify that the word "all" was inadvertently included in our disclosure. Through December 31, 2012, the U.S. subsidiary had a U.S. federal loss carry-forward of $18,500,000 of which $12,000,000 related to excess tax deductions from stock options. The disclosure will be revised in future fillings.

6.	We note that your “Approved and Privileged Enterprise” status increased your income tax expense by $2.2 million for the year ended December 31, 2011, and reduced your income tax expense by $6.1 million for the year ended December 31, 2012. Please clarify the reason for the significant change and how these adjustments are consistent with your disclosures regarding the tax rates currently applicable to your business in Israel. Tell us what consideration you gave to disclosing the reason for the change, as well as the factors that are expected to impact these adjustments in future periods.

Stephen Krikorian
January 17, 2014

The Company enjoys Approved and Privileged Enterprise status in Israel, which significantly reduces our tax rate below the statutory rate. The $6.1 million adjustment for the year ended December 31, 2012 reflected a downward adjustment in tax expense due to the effects of the Approved and Privileged Enterprise status.

In connection with note 12f reconciliation to the theoretical tax expense for the year ended December 31, 2011 the adjustment of $3.5 million of deferred taxes on losses for which valuation allowance was provided, net was presented based on the statutory rate and was reduced by $2.2 million based on tax rate applicable the Approved and Privileged Enterprise status. This is due to reduction in deferred tax assets to a greater extent than the reduction in the current tax payable for 2011. This was due to relatively low amount of income in 2011 subject to the Approved and Privileged Enterprise tax benefits. We do not expect this trend to recur, and we expect these tax benefits to reduce our taxes in future periods.

* * *

Pursuant to the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, please contact me at +972-3-7668610.

Sincerely,

/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer

Radware Ltd., 22 Rauol Wallenberg Street, Tel Aviv 69710, Israel. Tel: 972-3-766 8666 /Fax: 972-3-766 8982